                                                                   Exhibit D-3.2

                                   DISCLAIMER
                                   ----------

 This electronic version of an SCC order is for informational purposes only and is not an official document of the Commission. An official copy may be obtained from the Clerk of the Commission, Document Control Center.

                            COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION

                           AT RICHMOND, JULY 21, 2000

JOINT PETITION OF

POWERGEN plc, LG&E ENERGY CORP.                               CASE NO. PUA000020

          and

KENTUCKY UTILITIES COMPANY, d/b/a
OLD DOMINION POWER COMPANY

For approval of a merger

                                   FINAL ORDER
                                   -----------

     On March 24, 2000, PowerGen plc ("PowerGen"), LG&E Energy Corp. ("LG&E Energy"), and Kentucky Utilities Company, d/b/a Old Dominion Power Company ("KU"), (collectively, the "Petitioners") filed a joint petition requesting approval, pursuant to (S) 56-88.1 of the Code of Virginia (the "Code"), of a proposed transaction whereby LG&E Energy will merge into PowerGen. Under the terms of the Agreement and Plan of Merger ("Merger Agreement"), the stock of LG&E Energy, the parent company of KU, will be acquired by PowerGen.

          The Petitioners also request that the Commission determine that neither LG&E Energy nor PowerGen or any intermediate company between LG&E Energy and PowerGen will, by reason or ownership of all outstanding shares of common stock of LG&E Energy, be a public service company as defined in (S) 56-1 of the Code.

     Further, the Petitioners request that the Commission certify to the Securities and Exchange Commission ("SEC") under Section 33(a) (2) of the Public Utility Holding Company Act of 1935 ("the 1935 Act") that the Commission has the authority and resources to protect the ratepayers of KU subject to its jurisdiction and that it intends to exercise that authority.

     PowerGen is a public limited holding company formed in 1998 under the laws of England and Wales and is engaged in regulated and unregulated power activities around the world. PowerGen, through its subsidiaries, owns and operates cogeneration projects, nine power stations in England and Wales, and a regulated electric distribution utility known as East Midlands Electricity. It also develops independent power projects in Europe, India, and the Asian Pacific area. PowerGen conducts energy trading, shipping, and gas pipeline operations, is a leading developer and operator of cogeneration, and is involved in renewable energy ventures.

     LG&E Energy is a corporation organized under the laws of the Commonwealth of Kentucky. LG&E Energy is an exempt holding company under the 1935 Act and is engaged in cogeneration, independent power projects, exempt wholesale generation, and the ownership and operation of two retail electric and gas distribution utilities, known as Louisville Gas and Electric Company and KU/1/.

     KU is a public service corporation organized pursuant to the laws of the Commonwealth of Kentucky and the Commonwealth of Virginia. In Kentucky, KU provides retail electric service to approximately 478,000 customers in 77 counties and wholesale service to several municipalities. In Virginia, KU conducts business under the name Old Dominion Power Company ("ODP") and provides retail electric service to approximately 29,000 customers in five southwestern counties. ODP does not have any wholesale customers in Virginia.

     On February 25, 2000, the Boards of Directors of PowerGen and LG&E Energy approved the Merger Agreement and executed the agreement on February 27, 2000. Under the terms of the Merger Agreement, LG&E Energy will merge with PowerGen Acquisition, a corporation to be formed and indirectly owned by PowerGen for the purpose of facilitating the merger. LG&E Energy will survive the merger, and PowerGen Acquisition will cease to exist, resulting in LG&E Energy becoming a wholly owned subsidiary of PowerGen.

     PowerGen will acquire 100 percent of all outstanding shares and share options of LG&E Energy common stock. The holders of

-------------------
1 By Order dated January 20, 1998, in Case No. PUA970041, the Commission approved the merger of KU's then parent company, KU Energy Corporation, with and into LG&E Energy with LG&E Energy being the surviving company.

LG&E Energy common stock will not become shareholders of PowerGen, but instead will receive $24.85 per share in cash. The purchase price represents a premium of 58 percent above the closing price ($15.75) of LG&E Energy shares on February 25, 2000, the last trading day prior to the merger announcement. The value of equity, on a fully diluted basis, is $3.2 billion. Upon completion of the merger, there will be no publicly traded shares of LG&E Energy stock. LG&E Energy will continue to own 100 percent of the issued and outstanding common stock of LG&E and KU. LG&E's and KU's outstanding preferred stock will not be changed, converted, or otherwise exchanged as a result of the merger. In addition, PowerGen will assume all the debt of LG&E Energy and its subsidiaries, which totals approximately $2.2 billion as of December 31, 1999. Thus, the total value of the acquisition is approximately $5.4 billion.

     Furthermore, the Petitioners state that there will be additional companies between LG&E Energy and PowerGen. These intermediate companies will be, directly or indirectly, wholly owned by PowerGen and will have no public or private institutional equity or debt holders. The Petitioners state that such structures are typical for UK-US cross border transactions and will exist primarily for the purpose of creating an economically efficient and viable structure for completing the merger transaction.

     Once the merger becomes effective, the Petitioners state that PowerGen will increase the size of its board of directors to allow LG&E Energy's Chief Executive Officer to be appointed. In addition, LG&E's Chief Executive Officer will also serve as Chairman and Chief Executive Officer of LG&E Energy. LG&E Energy's Board of Directors will be dissolved and replaced with a three-member board and an Advisory Board. PowerGen also intends to retain the existing LG&E Energy, LG&E, and KU senior management team.

     The Petitioners state that KU will continue to function as a public utility subject to the regulatory jurisdiction of the Virginia State Corporation Commission, the Kentucky Public Service Commission, and, to the extent required by applicable law, the Tennessee Regulatory Authority. In addition, the Federal Energy Regulatory Commission ("FERC") will continue to regulate KU's transmission services and wholesale rates.

     The shareholders of PowerGen and LG&E approved the Merger Agreement on June 5 and June 7, 2000. The merger was also approved by the Public Service Commission of Kentucky on May 15, 2000, and by FERC on June 28, 2000. The Petitioners are awaiting approval from the SEC.

     PowerGen and the intermediate companies are expected, subject to SEC approval of the merger, to register as holding companies under the 1935 Act. As registered holding companies, they will be subject to various statutory and administrative requirements. As part of the merger approval process, the SEC will review the Petitioners' non-utility operations and the corporate structure proposed for the merged company. In addition, the SEC will request certification that the Virginia State Corporation Commission has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise such authority.

     Registration under the 1935 Act will also impose a number of restrictions on the operations of PowerGen and its subsidiaries. The restrictions include such things as requiring advance approval of securities issuance, sales and acquisitions of utility assets, acquisitions of other businesses, prohibiting PowerGen subsidiaries from providing certain services to each other, and limiting the ability of PowerGen and its subsidiaries from engaging in various businesses. The Petitioners state that LG&E Energy currently has four first tier subsidiaries/2/, and, in order to comply with the 1935 Act, will add a service company, LG&E Energy Services, Inc. ("LG&E Services"), to that tier. LG&E Service will provide utility and non-utility subsidiaries

-------------------
/2/The first tier subsidiaries of LG&E Energy are LG&E, KU, LG&E Capital Corp., and LG&E Energy Marketing, Inc.

and affiliates in the PowerGen group with administrative, management, and support services./3/

     The Petitioners state that the merger is intended to allow LG&E Energy and its utility subsidiaries, LG&E and KU, to become part of a larger international enterprise that will provide the size and scale that, they represent, have become critical and necessary prerequisites to success in an energy industry that has entered a period of accelerating evolution, rapid deregulation and regulatory change, and increased competition. By becoming part of PowerGen, KU states it will be better able to utilize beneficial developments in transmission and distribution technology, information systems, and capital markets. In addition, PowerGen's experience in the United Kingdom and other countries is expected to provide help in advancing KU's efforts in the wholesale market, as well as in preparing KU for restructuring and competition.

     KU further contends that the merger will bring benefits to customers, employees, LG&E Energy's shareholders (a number of whom are residents of Virginia), and the Commonwealth of Virginia. After the merger, KU will have the financial,

-------------------
/3/The Petitioners state that they will file a separate application pursuant to Chapter 4 of Title 56 of the Code of Virginia ("Affiliates Act") requesting the Commission to exempt ODP from all of the requirements of ss. 56-77A or, in the alternative, approve a service agreement between LG&E, ODP, and LG&E Services.

technical, and managerial capabilities that are needed to provide efficient customer service. Petitioners represent that customers should benefit from improved service quality and energy efficiency resulting from the reciprocal adoption of "best practices". For employees, the merger represents an opportunity for growth as the existing KU affiliated group becomes the U.S. base of operations for a large international entity.

     PowerGen pledges to maintain the same commitment to KU that was exhibited by LG&E Energy and KU Energy Corporation, and it is firmly committed to maintaining and supporting the relationships between KU and the communities it serves. KU will maintain its separate existence, will keep its headquarters in Lexington, Kentucky, and will also maintain its connections and commitments to southwestern Virginia.

     On May 12, 2000, the Commission issued an order directing the Petitioners to provide public notice of their petition and to provide an opportunity for interested persons to comment and request a hearing. The Commission also directed its Staff to file a report detailing the results of its investigation of the matter.

     There were no comments or requests for hearing filed in this proceeding.

     Pursuant to a May 12, 2000, Order Extending Procedural

Schedule, Staff filed its Report on July 5, 2000. In its Report, Staff stated that it appears that there will be no direct change in the relationship between LG&E Energy and KU other than the inclusion of LG&E Services as a direct affiliate of LG&E Energy. Staff also stated that it believes that ODP is subject to the provisions of (S) 56-590 of the Code. Staff recommended that the Commission address the matter of Petitioners' request for certification when the SEC submits a letter requesting the same. Staff also recommended approval of the joint petition subject to certain conditions as addressed herein.

     There was no response to Staff's Report filed by either the Petitioners or any interested person.

     On July 13, 2000, Staff, on behalf of itself and the Petitioners filed a motion wherein it requested that the Commission approve the Memorandum of Agreement ("MOA") attached thereto. The MOA is designed to resolve all issues between Staff and the Petitioners and to ensure that the statutory standard set out in (S) 56-90 of the Code is met.

     NOW THE COMMISSION, having considered the joint petition, the Staff Report, and the proposed MOA, is of the opinion and finds that the MOA should be approved without modification. We find, consistent with the requirements of
(S) 56-90 of the Code, that the provisions of the MOA will ensure that adequate service to the public at just and reasonable rates will not be impaired or jeopardized. We will not address in this proceeding the Petitioners' request regarding a determination that neither LG&E Energy, PowerGen, nor any intermediate company will be a public service company as defined in (S) 56-1. We will defer our consideration of the requested certification to the SEC until such time as we receive a request from that regulatory agency.

     Accordingly, IT IS ORDERED THAT:

     (1) The Agreement and Plan of Merger is hereby approved subject to the terms and conditions of the Memorandum of Agreement.

     (2) The Memorandum of Agreement is adopted in full herein, and the Petitioners are ORDERED to comply with its terms and the conditions established therein.

     (3) Except to the extent set out in the Memorandum of Agreement adopted above, this Order shall have no ratemaking implications.

     (4) There being nothing further to be done in this matter, it is hereby dismissed.

                            COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION

JOINT PETITION OF

POWERGEN, PLC, LG&E ENERGY                                    CASE NO. PUA000020
CORP., and KENTUCKY UTILITIES
COMPANY, d/b/a OLD DOMINION
POWER COMPANY

For approval of a Merger

                     MOTION FOR CONSIDERATION OF STIPULATION
                     ---------------------------------------

     On March 24, 2000, PowerGen, plc, LG&E Energy Corp., and Kentucky Utilities Company, d/b/a Old Dominion Power Company ("ODP"), (collectively, "Petitioners") filed their Joint Petition seeking approval under Chapter 5 of Title 56 of the Code of Virginia of a proposed merger that would result in ODP becoming a wholly owned indirect subsidiary of PowerGen, plc.

     On July 12, 2000, the Staff of the State Corporation Commission ("Staff") and the Petitioners entered into a Memorandum of Agreement to resolve the issues raised by the Joint Petition. A copy of the Memorandum of Agreement is attached to this motion. The Staff and the parties agree that, if adopted by the Commission, the Memorandum of Agreement will result in a fair, reasonable and efficient resolution of the proceeding, will assure that the statutory standard set out in (S) 56-90 of the Code of Virginia is met, and will otherwise protect the public interest.

     The principal components of the Stipulation include:

     1. The Petitioners' agreement to make an average investment of $2.0 million annually during the period 2000-2005, in gross additions to transmission, distribution and general electric plant in service in Petitioners' Virginia service territories;

     2. Petitioners' representation to maintain all benefits that ODP's customers currently receive as a result of the previous merger approved in Case No. PUA970041 between ODP, KU Energy Corporation, and LG&E Energy Corp.;

     3. Petitioners' agreement not to seek recovery of specified merger-related costs in rates; and

     4. Petitioners' and ODP's representation that the merger will not affect the Commission's regulatory authority with regard to ODP, and their pledge to continue to maintain a high degree of cooperation with the Staff and to take all actions necessary to ensure ODP's timely response to Staff inquiries with regard to its provision of service in Virginia.

     In addition to the provisions set out above, the Petitioners and ODP have made other representations and undertakings as set out in the Memorandum of Agreement, which has been signed by undersigned counsel for the Commission Staff, and by John R. McCall, Executive Vice President, General Counsel and Corporate Secretary for LG&E Energy Corp. and KU/ODP and

David Jackson, General Counsel and Company Secretary for PowerGen, plc.

     WHEREFORE, for these reasons, the Staff, for itself and on behalf of the Petitioners, moves the Commission to give appropriate consideration to, and approve the Memorandum of Agreement.

                                                 Respectfully submitted,

                                                 The Staff of the
                                                 State Corporation Commission


                                                 By: /s/ William H. Chambliss
                                                    ----------------------------


William H. Chambliss, General Counsel
State Corporation Commission
Office of General Counsel
P.O. Box 1197
Richmond, Virginia 23218
(804) 371-9571

July 13, 2000

                                   CERTIFICATE
                                   -----------

     I hereby certify that a true copy of the foregoing "Motion for Consideration of Stipulation" was hand-delivered or mailed, first-class mail, postage prepaid this 13th day of July, 2000, to: Kendrick R. Riggs, Esquire, and Timothy J. Eifler, Esquire, Ogden, Newell & Welch, 500 West Jefferson Street, Louisville, Kentucky 40202; and Richard D. Gary, Esquire, Hunton & Williams, Riverfront Plaza, East Tower, 951 East Byrd Street, Richmond, Virginia 23219-4074.

                                                   /s/ William H. Chambliss
                                                   ------------------------

                            COMMONWEALTH OF VIRGINIA
                          STATE CORPORATION COMMISSION

Joint Petition of:

POWERGEN, plc, LG&E ENERGY CORP.   )
and KENTUCKY UTILITIES COMPANY     )
d/b/a OLD DOMINION POWER COMPANY   )   CASE NO. PUA000020
For Approval of a Merger           )

                             MEMORANDUM OF AGREEMENT

     This Memorandum of Agreement made and entered into as of the 13 day of July, 2000, sets forth an agreement among PowerGen, plc ("PowerGen"), LG&E Energy Corp. ("LG&E Energy"), Kentucky Utilities Company/1/ ("KU/ODP") (collectively, the "Petitioners"), and Staff of the State Corporation Commission ("Staff") as to a proposed resolution of the Joint Petition in the above-captioned case. The Joint Petition requests approval under Chapter 5, Title 56, of the Code of Virginia ((S)56-88 et seq.) of a proposed merger ("Proposed Merger") that would result in LG&E Energy becoming a wholly owned indirect subsidiary of PowerGen. Staff and the Petitioners believe that this Memorandum of Agreement will efficiently and expeditiously resolve the issues raised by the Joint Petition, will assure the statutory standard of (S)(S) 56-90 and 56-590 F 2 of the Code of Virginia are met, and will otherwise protect the public interest.

     The signatories to this Memorandum of Agreement will, as soon as possible after execution of the Memorandum of Agreement, file it with the Virginia State Corporation Commission ("Commission"), together with a motion by Staff requesting that the



-------------------
/1/Kentucky Utilities Company does business in Virginia as Old Dominion Power Company.

Commission enter an order approving the Memorandum of Agreement and ordering such other actions and imposing such conditions as necessary to conclude this proceeding.

     The points of agreement are as follows:

1) Petitioners commit to: a) adequately fund and maintain KU's transmission and distribution systems; b) comply with all Commission regulations and statutes; and c) supply KU customers' service needs. PowerGen further commits to maintaining LG&E Energy's level of commitment to high quality utility service and will maintain the KU track record for superior service quality. To this end and to provide assurance to the Commission that the requirements of (S)56-590
F 2 will be satisfied, Petitioners undertake and agree they will invest an average of $2.0 million annually during the five year period ending December 31, 2005, in gross additions to transmission, distribution, and general electric plant in service in the Petitioners' Virginia service area. Within 90 days of the end of each calendar year beginning on March 31, 2001, KU will provide the Division of Energy Regulation a report detailing its level of plant investments for the prior calendar year and will provide a cumulative report at the end of the five year period in which KU shall, if necessary, detail any deviations from the average planned investments;

2) Petitioners commit that the merger will not reduce the benefits customers currently receive as a result of the merger approved in Case No. PUA970041, Petition of Kentucky Utilities Company d/b/a Old Dominion Power Company,
-----------------------------------------------------------------------
KU Energy Corporation and LG&E Energy Corp. for Approval of the Acquisition of
------------------------------------------------------------------------------
Control of Kentucky Utilities Company by LG&E Energy Corp;
---------------------------------------------------------

3) PowerGen and LG&E Energy commit to support and assist KLPs continued maintenance of a balanced capital structure and recognize the Commission's continued ratemaking authority over KU's capital structure, financing, and cost of capital after the acquisition;

4) The Petitioners commit that LG&E Energy, its subsidiary, KU, and its ratepayers, directly or indirectly, shall not incur any additional costs, liabilities, or obligations in conjunction with the acquisition of LG&E Energy by PowerGen including, but not limited to, the following: accountants' fees, legal fees, shareholder communication and proxy solicitation expenses, New York Stock Exchange listing fees, costs of printing and engraving stock certificates, investment bankers' fees, or consulting fees;

5) PowerGen commits that the Commission shall have open access to the books and records of LG&E Energy and KU, and to appropriate personnel, including the books and records of affiliates and subsidiaries as they relate to transactions between KU and other affiliates. Petitioners also commit to continue the same reporting process currently in place and to include such additional, special, or periodic reports, schedules, classifications, or other information that the Commission reasonably requires in accordance with Virginia regulatory law, to monitor significant transfers of utility assets, personnel changes, business ventures, other major transactions, and to regulate effectively the operations of KU. Further, Petitioners agree to continue to maintain a high level of cooperation with Staff and will take all actions necessary to ensure KU's timely response to informal data requests submitted by Staff with respect to KU's provisions of service in Virginia;

6) The transfer or assignment by KU of any real or personal property not included in the Petition to any affiliate or non-affiliate shall require additional Commission approval in accordance with (S) 56-77 of the Code;

7) Petitioners commit that KU will not seek recovery of the acquisition premium paid by PowerGen for the LGE Energy stock and the costs associated with the consummation of the transaction through its Virginia jurisdictional retail rates. Further, Petitioners commit that the premium paid by PowerGen for the LG&E Energy stock as well as any other associated costs, will not be "pushed down" to KU for ratemaking purposes;

8) Petitioners commit not to assert, in any forum, that the Securities and Exchange Commission's ("SEC") jurisdiction legally preempts the Commission from disallowing recovery in retail rates for the costs of goods and services that KU obtains from or transfers to an associate, affiliate, or subsidiary in the same holding company system. However, KU should retain the right to assert that the charges are reasonable and appropriate. Further, the Petitioners commit to oppose any challenge or defense raised by any party that seeks to abrogate the Commission's authority on the grounds of federal preemption under the Public Utility Holding Company Act of 1935 ("1935 Act");

9) Petitioners and their affiliates will bear the full risk of any preemptive effects of the 1935 Act. Petitioners and their affiliates should agree to take all such action as the Commission finds is necessary and appropriate as a result of possible 1935 Act preemptive effects to hold Virginia ratepayers harmless from rate increases or foregone opportunities for rate decreases. Such actions may include, but are not limited to, filing with and seeking to obtain approval from the SEC for such commitments as deemed necessary to prevent such preemptive effects.

10) LG&E Energy will file with the Commission's Division of Public Utility Accounting a copy of all documents or reports filed with the SEC under the 1935 Act as well as copies of all orders issued by the SEC directly affecting LG&E Energy's and KU's accounting practices;

11) Petitioners commit to provide Staff annually with information regarding the general corporate objectives of the consolidated operations of LG&E Energy and their potential impact on KU. Any confidential or commercially sensitive information provided by PowerGen, LG&E Energy, or KU shall be so designated and Staff shall accord such information confidential treatment unless and until it is ordered to do otherwise;

12) Petitioners will use their best efforts to track and maintain records of all costs associated with the proposed merger and provide such information to the Commission's Staff upon request;

13) KU agrees to operate and maintain the distribution system of its Virginia service territory at or above current levels of service quality and reliability. KU agrees to implement, on a timely basis, distribution system improvements that are required to maintain such system levels of service quality and reliability as well as to provide any individual customer or groups of customers with an acceptable level of service quality and reliability consistent with nationally recognized standards acceptable to the Commission, which may include but are not limited to standards established by East Central Area Reliability Council and the North American Electric Reliability Council. KU will report on a semi-annual basis both including and excluding the impact of major storms the Standard Average Interruption Frequency Index (SAIFI) and the Standard Average Interruption Duration Index (SAIDI) for its Virginia retail service territory. KU will also agree to make all reasonable efforts to support any additional distribution reliability monitoring efforts undertaken by Staff. Nothing in this paragraph is to be deemed to waive or supersede any requirement within KU's approved Virginia retail tariff relating to services or extensions, or customer contributions relating to services or extensions; and

14) Petitioners and Staff represent and acknowledge that this Memorandum of Agreement, if approved by the Commission, would result in full and fair resolution of the issues raised in Case No. PUAOOOO2O. This Memorandum of Agreement reflects a balancing of many important interests put forward in these proceedings by, or affecting, Petitioners and Staff. If the Commission does not intend to approve all aspects of this Memorandum of Agreement, then Petitioners and Staff respectfully request that the Commission (a) notify them of such intention and the basis thereof, and (b) allow them three days to attempt to reach a modified Memorandum of Agreement that addresses the Commission's concerns. If no such time period is permitted by the Commission, or if no such modified Memorandum of Agreement is reached within three days, then Petitioners and Staff or any of them, may withdraw their support of this Memorandum of Agreement and request to be heard on any issues raised in this proceeding.

     IN WITNESS WHEREOF, the following corporations have caused this Memorandum of Agreement to be executed, acknowledged, and delivered on their behalves by their respective officers identified below:

          PowerGen, plc                              /s/ [ILLEGIBLE SIGNATURE]
                                                     -------------------------
          LG&E Energy Corp.                          /s/ [ILLEGIBLE SIGNATURE]
                                                     -------------------------

          Kentucky Utilities Co. d/b/a Old
          Dominion Power Co.                         /s/ [ILLEGIBLE SIGNATURE]
                                                     -------------------------
          Staff of the
          State Corporation Commission               /s/ [ILLEGIBLE SIGNATURE]
                                                     -------------------------